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                                                                   Exhibit 99.11


Dear Fellow Shareholders:

Once again, I would like to thank you for approving Milacron's successful refinancing, which we accomplished in June of this year. This was a vital step to enable the company to realize our full potential as a leading global supplier of plastics technologies and industrial fluids.

As part of this refinancing, we negotiated on behalf of shareholders a provision to issue shares of common stock as part of a rights offering. These rights offer shareholders the opportunity to buy our stock on similar economic terms as our new Series B preferred stock investors. Since we may use the proceeds of this issue to repurchase a portion of the Series B shares, exercise of these rights may also reduce the amount of dilution to existing shareholders.

As a shareholder on the record date, you have the right to buy 0.452 times the number of shares you hold on that date at $2 per share, with the total number of rights rounded up to the nearest whole number. You may exercise these rights any time up until 5 p.m. New York City time on November 22, 2004.

The instructions for exercising your rights are attached. I encourage you to read these carefully as well as the attached prospectus. If you have any questions, please don't hesitate to contact our information agent:

          Innisfree M&A Inc.
          501 Madison Ave., 20th Floor
          New York, NY 10022.

Shareholders in the United States or Canada may call toll-free at (877) 825-8631. Shareholders in all other locations should call (646) 822-7426.

Thank you for your continued interest in and support of Milacron.

Sincerely,



RDB/jmg